Exhibit 8.1
                   FORM OF OPINION OF CRAVATH, SWAINE & MOORE
                                                                        , 1995



                          Agreement and Plan of Merger
                          Dated as of January 3, 1995,
                            Among Johnson & Johnson,
                              MTS Merger Corp. and
                         Mitek Surgical Products, Inc.

Dear Sirs:

         We have acted as counsel for Johnson & Johnson, a New Jersey corporation ("Parent"), in connection with the Agreement and Plan of Merger (the "Merger Agreement") dated as of January 3, 1995, among Parent, MTS Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and Mitek Surgical Products, Inc., a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, Sub will be merged with and into the Company in the merger (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of common stock, par value $.01 per share, of the Company (other than shares owned by the Company or any subsidiary of the Company or by Parent, Sub or any other subsidiary of Parent) ("Company Common Stock") will be converted into a number of shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock"), pursuant to a formula set forth in Section 2.01(c) of the Merger Agreement.

         In that connection, you have requested our opinion regarding the certain Federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed (i) the Merger will be consummated in accordance with the provisions of the Merger Agreement and (ii) the representations made to us by Parent, Sub and the Company in their respective letters to us dated
                        , and delivered to us for purposes of this opinion, are accurate and complete.

     Based upon the foregoing, in our opinion, for Federal income tax purposes:

          (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and Parent, Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and

          (ii) no gain or loss will be recognized by Parent, Sub or the Company in the Merger.

         The opinions expressed herein are based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements contained in the letters from Parent, Sub and the Company referred to above, which we have assumed are true on the date hereof and will be true on the date on which the Merger is consummated. Our opinions cannot be relied upon if any of the facts pertinent to the Federal income tax treatment of the Merger stated in such documents or in such additional information is, or later becomes, inaccurate, or if any of the statements contained in the letters from Parent, Sub and the Company referred to above are, or later become, inaccurate. Our opinions are limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger.



                                                         Very truly yours,

                                                         CRAVATH, SWAINE & MOORE